UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Translate Bio, Inc.

(Name of Subject Company)

Translate Bio, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89374L104

(CUSIP Number of Class of Securities)

Ronald C. Renaud Jr.

President and Chief Executive Officer

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts, 02421

(617) 945-7361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With Copies to:

Krishna Veeraraghavan, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Translate Bio Inc., a Delaware corporation (“Translate Bio”), with the Securities and Exchange Commission on August 16, 2021, relating to the tender offer by (i) Sanofi, a French société anonyme (“Sanofi”), (ii) Aventis Inc., a Delaware corporation and indirect wholly owned subsidiary of Sanofi (“Aventis”), and (iii) Vector Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Aventis (“Purchaser”), to purchase all of the outstanding shares of the Translate Bio’s common stock, par value $0.001 per share (the “Shares” and each, a “Share”) for $38.00 per Share (the “Offer Price”), to be paid to the sellers in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the fourth, fifth and sixth sentences of the second paragraph under the heading “Antitrust Compliance” on page 41 and 42 of the Schedule 14D-9 and adding the following sentences after the third sentence of the paragraph:

“The waiting period under the HSR Act expired, effective September 13, 2021 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.

Nevertheless, and even though the requisite waiting period under the HSR Act has expired, neither Sanofi nor Translate Bio can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. If the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Sanofi, Translate Bio or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 42 of the Schedule 14D-9:

“Expiration of the Offering Period; Completion of the Merger

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on September 13, 2021 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 51,467,612 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, which together with any Shares owned by Sanofi or any of its wholly owned subsidiaries (including Purchaser), represent approximately 72.89% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has irrevocably accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that, together with the Shares owned by Sanofi and its wholly owned subsidiaries, is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Translate Bio. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Sanofi and Purchaser intend to complete the acquisition of Translate Bio through the Merger, as promptly as practicable and without a meeting of stockholders of Translate Bio. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements, other than Shares (i) held by Translate Bio (or in Translate Bio’s treasury), by Sanofi or any other direct or indirect wholly owned subsidiary of Sanofi (other than Purchaser), or by stockholders of Translate Bio who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (ii) irrevocably accepted for purchase in the Offer.

Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market and will be deregistered under the Exchange Act.

Immediately prior to the Expiration Time, Aventis assigned and transferred all of its right, title and interest in and to all outstanding shares of common stock of Purchaser to its indirect wholly owned subsidiary Genzyme Global Sarl, a private limited company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSLATE BIO, INC.

By:	/s/ Paul Burgess
	Name:	Paul Burgess
	Title:	Chief Operating Officer, Chief Legal Officer and Secretary

Dated: September 14, 2021

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